3B

KW 2/28

SEC Mail Processing Section

FEB 22 2011

Washington, DC
122

UNITED STAT[ES]
SECURITIES AND EXCHAN[GE COMMISSION]
Washington, D.C. 20549

11015880

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arrow Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 Westchester Avenue Suite 203
(No. and Street)

Purchase (City) New York (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven G. Rubenstein (914) 251-1084 ext. 12
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

One Spring Street (Address) New Brunswick (City) New Jersey (State) 08901 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Steven G. Rubenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrow Investments, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA WOODARD
WESTCHESTER COUNTY
NOTARY PUBLIC, STATE OF NEW YORK
01W06034507
Exp 12/13/2014

Signature

Chairman

Title

Barbara Woodard

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Board of Directors,
Arrow Investments, Inc.:

We have audited the statement of financial condition of Arrow Investments, Inc. as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Arrow Investments, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 1, 2011

Arrow Investments, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Current assets		
Cash	$	14,565
Marketable securities		30,849
Prepaid expenses		1,411
	$	46,825

Liabilities and Stockholders' Equity

Current liabilities		
Due to related party	$	1,700
Income taxes payable		100
Total current liabilities		1,800
Stockholders' equity		
Common stock, $0.01 par value; 20,000 shares authorized; 80 shares issued and outstanding		1
Additional paid-in capital		47,249
Accumulated deficit		(2,225)
Total stockholders' equity		45,025
	$	46,825

The Notes to Financial Statement are an integral part of this statement.

1. Nature of Operations

Arrow Investments, Inc. (the "Company") was incorporated in June 1998 in the State of New York, and operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its customers are located throughout the United States.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company receives commissions for acting as a Placement Agent for private equity offerings and records the related revenue and expenses on a trade-date basis.

Marketable Securities
Marketable securities are valued at market value, with any unrealized holding gains and losses included in the statement of operations.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2010, the Company had net capital of $36,139 which exceeded the required net capital of $5,000 by $31,139. At December 31, 2010, the Company's aggregate indebtedness to net capital ratio was 0.0498 to 1.

4. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

5. Concentrations

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

6. Marketable Securities – Fair Value Information

The accounting standard related to fair value establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table summarizes assets which have been accounted for at fair value on a recurring basis as of December 31, 2010, along with the basis of the determination of fair value:

	Total	Quoted Prices in Active Markets (Level One)
Marketable securities	$ 30,849	$ 30,849

7. Related Party Transactions

The Company has an expense sharing agreement with a company (the "affiliate") whose shareholders are also the shareholders of the Company. The affiliate pays certain general and administrative expenses on behalf of the Company. At December 31, 2010 amount due to related party was $1,700. Amounts are non-interest bearing and are expected to be repaid within one year from December 31, 2010, therefore, have been included in the statement of financial condition as current.

8. Commitments and Contingencies

The Company's overhead expenses are paid by an affiliate. The Company has an agreement with the affiliate and it is continuous until amended in writing by either party at their sole discretion. This expense agreement was established to have the affiliate pay certain expenses on behalf of the Company. These expenses are billed directly to the affiliate by the vendors. The Company has no obligation, direct or indirect, to compensate the affiliate or any third party.

9. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 1, 2011, the date for which the financial statements were available to be released. Based upon this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors,
Arrow Investments, Inc.:

In planning and performing our audit of the financial statements of Arrow Investments, Inc., as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Arrow Investments, Inc., to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilhelm Smith + Brown, PC

February 1, 2011

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

Public Report

ARROW INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2010

With Independent Auditors' Report

and

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption From SEC Rule 15c3-3